EXHIBIT 12.1

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               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
               OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
               FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1999
                            (In Millions of Dollars)

                                                                            Years Ended December 31,
                                                               -----------------------------------------------
                                                               1999       1998        1997      1996     1995
                                                               ----       ----        ----      ----     ----

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-98 and 1-1-95........     $1,955     $  892     $3,514    $3,450    $1,201
Dividends from less than 50% owned companies
   more or (less) than equity in net income..............        189         --       (11)        (4)        1
Minority interest in net income..........................         83         56         68        72        54
Previously capitalized interest charged to
   income during the period..............................         14         22         25        27        33
                                                              ------     ------     ------    ------    ------
        Total earnings...................................      2,241        970      3,596     3,545     1,289
                                                              ------     ------     ------    ------    ------
Fixed charges:
   Items charged to income:
     Interest charges....................................        587        664        528       551       614
     Interest factor attributable to operating
          lease rentals..................................         90        120        112       129       110
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.......................         55         33         33        35        36
                                                              ------     ------     ------    ------    ------
        Total items charged to income....................        732        817        673       715       760

   Interest capitalized..................................         28         26         27        16        28
   Interest on ESOP debt guaranteed by Texaco Inc........         --          3          7        10        14
                                                              ------     ------     ------    ------    ------
        Total fixed charges..............................        760        846        707       741       802
                                                              ------     ------     ------    ------    ------

Earnings available for payment of fixed charges..........     $2,973     $1,787     $4,269    $4,260    $2,049
   (Total earnings + Total items charged to income)           ======     ======     ======    ======    ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis...........................       3.91       2.11       6.04      5.75      2.55
                                                              ======     ======     ======    ======    ======

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